UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 31, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

As of October 31, 2023, the properties detailed below, held by Fundrise Growth eREIT VII, LLC (the “Company,” “we,” or “us”), have reached or surpassed the following development milestones, as described below.

Homestead Estates Controlled Subsidiary - Elgin, TX

On March 31, 2021, we made an additional investment through our “majority-owned subsidiary”, Home Rent 2, LLC. Together with an affiliate, we paid an initial purchase price of approximately $2,006,000 (the “Homestead Estates Investment”). We anticipated acquiring up to forty (40) single-family homes generally located at County Line Road and Speculator Lane in Elgin, TX (the “Homestead Estates Property”). More details of the acquisition can be found here.

In December 2021, an opportunity arose to increase our investment in the development of the community, allowing us to incrementally increase the planned number of single-family homes from forty (40) to eighty (80) homes.

As of October 31, 2023, the Homestead Estates Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 93.6%. The total investment amount in the Homestead Estates Property is approximately $20,890,000, which is comprised of a $557,000 investment by the Fundrise Growth VII eREIT and $5,010,000 by the Fundrise  Real Estate Interval Fund, LLC, along with $15,320,000 in long-term financing.

Bluejay Commons Controlled Subsidiary – Rincon, GA

On July 13, 2023, we directly acquired ownership of a “majority-owned subsidiary”, FR - Bluejay Commons, LLC (the “Bluejay Commons Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $2,355,035 (the “Bluejay Commons Investment”). The Bluejay Commons Controlled Subsidiary anticipated acquiring up to one hundred twenty-four (124) single-family detached homes generally located off of Blue Jay Road in Rincon, GA (the “Bluejay Commons Property”). More details of the acquisition can be found here.

As of October 31, 2023, the Bluejay Commons Property has reached a major development milestone, forty-four (44) single-family detached homes, or 35.5% of the total planned community homes, have been delivered with an occupancy rate of 48.8%.

Liberty Grove Controlled Subsidiary - Locust Grove, GA

On July 22, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR - Liberty Grove LLC (the “Liberty Grove Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $1,721,000 (the “Liberty Grove Investment”). The Liberty Grove Controlled Subsidiary anticipated acquiring up to sixty (60) single-family detached homes generally located at Theberton Trail and Dunniston Dr in Locust Grove, GA (the “Liberty Grove Property”). More details of the acquisition can be found here.

As of October 31, 2023, the Liberty Grove Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 91.5%. The total investment amount in the Liberty Grove Controlled Subsidiary is approximately $15,164,000, which is comprised of a $582,000 investment by the Fundrise Growth VII eREIT and $5,240,000 by the Fundrise Real Estate Interval Fund, LLC, along with $9,342,000 in long-term financing.

Beall Controlled Subsidiary - Denton, TX

On June 21, 2022, we directly acquired ownership of a “majority-owned subsidiary”, FR - Beall, LLC (the “Beall Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $65.3 million (the “Beall Investment”). The Beall Controlled Subsidiary anticipated acquiring up to one hundred eighty-eight (188) single-family townhomes generally located off of Beall Street in Denton, TX (the Beall Property”). More details of the acquisition can be found here.

As of October 31, 2023, the Beall Property has reached a major development milestone, 100% of the total planned community homes have been fully delivered with an occupancy rate of 97.9%. The total investment amount in the Beall Controlled Subsidiary is approximately $72,380,000, which is comprised of a $2,443,000 investment by the Fundrise Growth VII eREIT and $21,984,000 by the Fundrise Real Estate Interval Fund, LLC, along with $47,953,000 in long-term financing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 16, 2023